AB
3/24

14049583

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50074

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Partners, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4801 Cox Rd., Suite 104
(No. and Street)

Glen Allen (City) VA (State) 23060 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2014
REGISTRATIONS BRANCH
05

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick T. Naschold 804-418-6271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hansen, Smith, Cone & Robertello, P.C.
(Name – *if individual, state last, first, middle name*)

9211 ~~[illegible]~~ Forest Hill Ave. (Address), Richmond (City) VA (State) 23235 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/27/14

OATH OR AFFIRMATION

I, Frederick T. Naschold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Partners, L.C., as of Dec. 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cheryl G. Pearson
Commonwealth of Virginia
Notary Public
Commission No. 7298950
My Commission Expires 8/31/2017

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINION PARTNERS, L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2013
with
INDEPENDENT AUDITOR'S REPORT

Table of Contents

		Page
Independent Auditor's Report		2
Exhibit		
A	Statement of Financial Condition	3
B	Statement of Operations	4
C	Statement of Members' Equity	5
D	Statement of Cash Flows	6
Notes to Financial Statements		7-10
Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission		11
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission		12
Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934		13
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3		14-16

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
www.hscr.net

INDEPENDENT AUDITOR'S REPORT

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

We have audited the accompanying statement of financial condition of Dominion Partners, L.C. as of December 31, 2013, and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominion Partners, L.C. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hansen, Smith, Cone & Robertello, PC

February 27, 2014

Exhibit A

DOMINION PARTNERS, L.C.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2013

ASSETS

Current assets:	
Checking	$ 11,226
Employee receivables	9,905
Prepaid expenses	3,448
Total current assets	24,579
Furniture and equipment:	
Furniture	7,859
Computer equipment	14,439
	22,298
Less accumulated depreciation	22,060
	238
Other asset:	
Deposit	1,370
	$ 26,187

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable	$ 3,533
Pension plan payable	197
Total current liabilities	3,730
Members' equity:	
Class A	(1,328)
Class B	23,785
Total members' equity	22,457
	$ 26,187

See accompanying notes to financial statements.

Exhibit B

DOMINION PARTNERS, L.C.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

Revenue:	
Investment banking fees	$ 93,586
Other revenue	289
Total revenue	93,875
Operating expenses:	
Employee compensation	195,305
Regulatory fees	2,994
Depreciation and amortization	476
Management fee	11,604
Referral fees	4,000
Rent	18,546
Professional services	4,700
Other operating costs	34,465
Total operating expenses	272,090
Net loss	$(178,215)

See accompanying notes to financial statements.

Exhibit C

DOMINION PARTNERS, L.C.

STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2013

	Class A	Class B	Total
Balance, January 1, 2013	$ 80,073	$ 160,595	$ 240,668
Net loss	(59,405)	(118,810)	(178,215)
Distributions to members	(18,000)	(21,996)	(39,996)
Balance, December 31, 2013	$ 2,668	$ 19,789	$ 22,457

See accompanying notes to financial statements.

Exhibit D

DOMINION PARTNERS, L.C.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash flows provided by (used in) operating activities:	
Net loss	$(178,215)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:	
Depreciation and amortization	476
Changes in current assets and liabilities:	
Increase in employee receivables	(8,823)
Increase in prepaid expenses	(502)
Increase in accounts payable	3,513
Decrease in pension plan payable	(1,308)
Net cash used in operating activities	(184,859)
Cash flows used in financing activities:	
Distributions to members	(39,996)
Net decrease in cash and cash equivalents	(224,855)
Cash and cash equivalents, beginning of year	236,081
Cash and cash equivalents, end of year	$ 11,226

See accompanying notes to financial statements.

DOMINION PARTNERS, L.C.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

1. Nature of operations and summary of significant accounting policies

The accounting and reporting policies of the Dominion Partners, L.C. conform to U.S. generally accepted accounting principles.

(a) The Company is a limited liability company formed under the laws of the Commonwealth of Virginia on July 16, 1996. The term of the Company shall continue in full force and effect until December 31, 2045. The Company is a broker/dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

(b) There were no securities transaction during the year.

(c) Investment banking fees are earned from providing merger and acquisition and financial restructuring advisory services. Its customers are principally small and medium size businesses in the eastern United States.

(d) The Company is treated as a partnership for income tax purposes. The Company is not subject to income taxes. The profits and losses are passed through to the members on their individual income tax returns. Therefore, no provisions have been made to reflect tax expense for income in the accompanying statement of operations.

(e) The Company maintains a checking and a money market account in one financial institution. The checking account balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company periodically has funds in excess of $250,000 in the checking account.

(f) Purchases of furniture and equipment are recorded at cost. Depreciation is computed using the Modified Accelerated Cost Recovery System method over estimated useful lives of 5 to 7 years.

(g) The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions

1. Nature of operations and summary of significant accounting policies, (Continued)

that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

(h) For purposes of the accompanying statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(i) The Company has adopted FASB guidance related to accounting for uncertainty in income taxes, which clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position is required to meet before being recognized in the Company's financial statements. The interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure and transition.

In accordance with the interpretation, the Company discloses the expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the facts and the Company's position and records unrecognized tax benefit liabilities for known, or anticipated tax issues based on the Company's analysis of whether additional taxes would be due to the authority given their full knowledge of the tax position. The Company accrues interest and penalties related to unrecognized tax benefits as other noncurrent liabilities and recognizes the related changes in the Company's assessments as a component of income tax expense. The Company has completed its assessment and determined that there were no tax positions, which would require recognition under the interpretation.

The Company's Forms 1065, Return of Partnership Income, for the years 2010, 2011, 2012 and 2013 are subject to examination by the IRS, generally for 3 years after they were filed.

1. Nature of operations and summary of significant accounting policies, (Continued)

   (j) Management has evaluated subsequent events through the date the financial statements were available for issuance and has determined that no additional disclosures are necessary.

2. Net capital requirements

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $7,496 which was $2,496 in excess of its required net capital of $5,000. The Company's net capital ratio was .50 to 1.

3. Retirement plans

   The Company has an employee savings/retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The Company matched contributions up to 3% of base salary. Total Company contributions were $4,225 in 2013.

4. Related party transaction

   The Company incurs management fees from a partnership whose partners are also members of the Company. Management fees for 2013 were $11,604.

5. Significant customer

   Four customers accounted for 37%, 21%, 20% and 11%, respectively, of investment banking fees in 2013.

6. Members' equity

   The Company has two classes of members. Each Member is entitled to vote on a Pro Rata basis with his class. Class A has 45% of the aggregate vote; Class B has 55% of the aggregate vote.

   No member can voluntarily resign or withdraw from the Company without the written consent of a majority vote of the Board.

6. Members' equity (Continued)

Profits and losses are allocated to each class based on various criteria as defined in the operating agreement.

7. Operating lease

Effective June 1, 2003, the Company entered into a lease agreement for office facilities. The following is a schedule of future minimum rental payments required under an operating lease having initial or remaining noncancellable base terms in excess of one year as of December 31, 2013:

2014	$18,886
2015	7,931

The Company's total rental expense for 2013 under this operating lease was $18,546. The lease expires May 31, 2015.

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
www.hscr.net

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

We have audited the accompanying financial statements of Dominion Partners, L.C. as of and for the year ended December 31, 2013, and have issued our report thereon dated February 27, 2014. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Hansen, Smith, Cone & Robertello, PC

February 27, 2014

DOMINION PARTNERS, L.C.

COMPUTATIONS OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL:	
Total members' equity	$22,457
Total members' equity qualified for net capital	22,457
Total capital and allowable subordinated liabilities	22,457
Less nonallowable assets	14,961
Net capital before haircuts on securities positions	7,496
Haircuts on securities	-
Net capital	$ 7,496
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital requirement	$ 249
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 2,496
Excess net capital at 1000%	$ 1,496
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 3,730
Percentage of indebtedness to net capital	49.76%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

Note: There are no material differences between the Company's corresponding unaudited Part II of Form X-17-A-5 as of December 31, 2013.

See independent auditors' report on supplementary information.

DOMINION PARTNERS, L.C.

EXEMPTION PROVISION OF RESERVE REQUIREMENTS
PURSUANT TO 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2013

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See independent auditors' report on supplementary information.

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA

9211 FOREST HILL AVENUE
SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
www.hscr.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

In planning and performing our audit of the financial statements and supplemental schedule of Dominion Partners, L.C. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance

with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Hansen, Smith, Cone & Robertello, PC

February 27, 2014

HANSEN, SMITH, CONE & ROBERTELLO, PC
Certified Public Accountants

MICHAEL R. HANSEN, CPA
SUSAN H. SMITH, CPA
DALE H. CONE, CPA

9211 FOREST HILL AVENUE
`SUITE 203
RICHMOND, VIRGINIA 23235
TELEPHONE (804) 330-3890
FAX (804) 330-4088

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Officers and Members
Dominion Partners, L.C.
Glen Allen, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule for Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Dominion Partners, L.C. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Dominion Partners, L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Smith, Cone & Robertello, PC

February 27, 2014